June 1, 2005

Stephen Wallace, Esq.
Vice President, General Counsel and Corporate Secretary
Westlake Chemical Corporation
2801 Post Oak Boulevard, Suite 600
Houston, TX 77056

Re:	Westlake Chemical Corporation
	Registration Statement on Form S-3
	Filed on May 3, 2005
	File No. 333-124581

Dear Mr. Wallace:

      We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that the additional registrants are only guarantors of debt securities.

2. At the time the company requests acceleration of this registration statement, the company should state that it has no present intent to make the first offering of securities promptly, and therefore will be making the offering on a delayed basis rather than in reliance on Rule
430A. Alternatively, the company should file a pre-effective amendment to include all of the information about the securities to be offered, plan of distribution, a clean legality opinion and, if applicable, an underwriting agreement with regard to any securities to be offered promptly, including in reliance on Rule 430A.

Use of Proceeds, page 10

3. Confirm to us that your takedown supplements will disclose the amount and terms of debt you may pay off with proceeds from the sale of the securities.

Description of Warrants, page 26

4. We advise you that warrants may not be issued for "other securities" that have not been registered under this registration statement unless the warrants exercisable for such other securities are not legally exercisable immediately or within one year of the date of sale of the warrant. All of the underlying classes of securities to which the warrants relate must be identified in the registration statement.

Plan of Distribution, page 27

5. You refer to the remarketing of the securities. Please note that, depending upon the level of involvement by the issuer (or its affiliates) in the "reset" mechanism, any offers or sales pursuant to that "reset" mechanism may require registration under the Securities
Act of 1933. If the issuer would prefer that the staff express its views on this issue at the present time, please supplementally provide information about the procedures that will be used and the participants in the remarketing, including the role of the company or its affiliates.

Legal Opinion

6. Please confirm to us that you will file a clean opinion, either in post-effective amendment or in a Form 8-K, for each takedown.

Closing Comments

	As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Brigitte Lippmann at (202) 551-3713 or Lesli
Sheppard at (202) 551-3708 with any questions. In this regard, please do not hesitate to contact the undersigned at (202) 551-3760.

Sincerely,



Pamela A. Long
Assistant Director

cc:	J. David Kirkland, Jr., Esq.
	Baker Botts L.L.P.
	910 Louisiana Street
	Houston, TX 77002-4995

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Stephen Wallace, Esq.
Westlake Chemical Corporation
June 1, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE